Exhibit 99.1

$841m of new Sale and Leasebacks underwritten in Q1

Current in-service fleet of 143 aircraft; up 24% year-on-year

NYSE: AVOL

Dublin | April 9, 2015: Avolon (NYSE: AVOL), the international aircraft leasing company, today issues an update for the first quarter of 2015 (‘Q1’). Avolon agreed sale and leaseback transactions for 19 new aircraft in Q1, adding a further $841 million of commitments to Avolon’s pipeline. At the end of Q1, Avolon had a delivered (owned and managed) fleet of 143 aircraft and commitments for 108 aircraft driving future growth.

2015 Q1 Highlights

Q1 Business Activity

➢	Signed new sale and leasebacks for 19 aircraft in Q1, adding a further $841 million of commitments to Avolon’s pipeline.

➢	Avolon’s 2016 capital commitments increased by $461 million to $818 million, an increase of 129% since Q4 2014.

➢	Continued momentum in aircraft sales; aircraft with a NBV of $145m were sold in Q1. In addition, at the end of Q1, Avolon had executed letters of intent for the sale of further aircraft in 2015 with a NBV of $372m.

➢	Delivered 8 new aircraft to 5 airlines in 5 countries in Q1.

➢	Total customer base now comprises 51 airlines; up 11% on Q1 2014.

➢	$920 million of available debt was undrawn at the end of the quarter.

Q1 Fleet Metrics

➢	Delivered (owned and managed) fleet of 143 aircraft at the end of Q1 increased by 28 aircraft or 24% year-on-year.

➢	Owned, managed and committed fleet increased by 49 aircraft year-on-year to 251 aircraft at the end of Q1.

➢	Owned fleet had an average age of 2.6 years and an average lease term remaining of 7.1 years at the end of Q1.

	Q1 2015	Q1 2014	Change
Owned, managed & committed fleet (aircraft)	251	202	+24%
Owned & managed fleet (aircraft)	143	115	+24%
Average age of owned fleet (years)	2.6	2.5	+4%
Airline Customers	51	46	+11%

Avolon | 2015 First Quarter Update

Investor Relations

➢	Q1 results will be announced at 6.00am ET (11.00am BST) on May 6, 2015 with a conference call at 8.30am ET (1.30pm BST).

➢	Participating in Wells Fargo 2015 Industrial and Construction Conference in New York on May 6, 2015 and Cowen and Company’s Transportation and Logistics Forum in London on May 12, 2015.

➢	Hosting inaugural capital markets day at the Irish American Historical Society, New York, on May 26, 2015 at 2.00pm ET.

➢	Issued a new White Paper on March 30, 2015 on Aircraft Retirement & Storage Trends.

➢	Avolon included in the Russell Global Index at the end of Q1.

About Avolon

Headquartered in Ireland, with offices in the United States, Dubai, Singapore and China, Avolon provides aircraft leasing and lease management services. Avolon has an owned, managed and committed fleet of 251 aircraft serving 51 customers in 29 countries as of March 31, 2015. Avolon is listed on the New York Stock Exchange, under the ticker symbol AVOL.

Note regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business and lessee relationships, and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. These risks, uncertainties and assumptions include, but are not limited to, the following: general economic and financial conditions; the financial condition of our lessees; our ability to enter into definitive contractual documentation in respect of commitments where we have entered into non-binding letters of intent; lessee defaults and attempts to repossess aircraft; our ability to successfully re-lease our existing aircraft and lease new aircraft; our ability to negotiate and enter into profitable leases; periods of aircraft oversupply during which lease rates and aircraft values decline; changes in the appraised value of our aircraft; competition from other aircraft lessors; and the limited number of aircraft and engine manufacturers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause our actual events or results to differ materially from any those expressed or implied by the forward-looking statements contained in this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document unless required to do so by applicable law.

www.avolon.aero

For further information:

Jonathan Neilan	T: +353 1 663 3686	M: +353 86 231 4135	avolon@fticonsulting.com
Jennifer Peters	T: +353 1 663 3684	M: +353 87 178 7021	avolon@fticonsulting.com

Avolon | 2015 First Quarter Update